

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2012

Via E-mail
Michael J. Loughlin
President, Chief Executive Officer and Director
Wachovia Preferred Funding Corp.
90 South 7th Street
13th Floor
Minneapolis, Minnesota 55402

Re: Wachovia Preferred Funding Corp.
Form 10-K
Filed March 21, 2012
File No. 001-31557

Dear Mr. Loughlin:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 1. Business, page 1

1.   In future Exchange Act periodic reports, please include disclosure regarding the weighted average maturity for each type of loan investment.

Item 7. Management's Discussion and Analysis … page 10

Noninterest Expense, page 14

2.   We note that your foreclosure-related expenses have increased. To the extent that real
        estate owned becomes a material portion of your total assets in future reporting periods,
        please provide operating data for such properties, including lease expiration schedules
        and rental and occupancy rates.

Risk Factors, page 32

3.   In future Exchange Act reports, please include a risk factor regarding prepayments of
        your loans or advise us why such revision is not necessary.

Exhibits

4.   We note that you have incorporated by reference forms of various agreements, rather than
        executed agreements. For example, please see Exhibits 3(c), 10(a), 10(b), 10(c), and
        10(e). Please tell us why you have not filed executed copies of these agreements. Refer
        to Item 601(a)(4) and Instruction 1 to Item 601 of Regulation S-K.

Schedule 14A

5.   In future filings, please include all of the disclosure required by Item 404 of Regulation
        S-K in a section devoted to related party transactions.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comment, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

Michael J. Loughlin
President, Chief Executive Officer and Director
Wachovia Preferred Funding Corp.
July 26, 2012
Page 3

 Please contact Stacie Gorman at (202)551-3585 or me at (202) 551-3233 with any other questions.

 Sincerely,

 /s/ Tom Kluck

 Tom Kluck
 Legal Branch Chief

cc: Ross E. Jeffries, Jr. (via e-mail)
 James E. Hanson (via e-mail)